Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-41407
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PROSPECTUS
Issued December 29, 1997
                                1,061,500 SHARES

                      PACIFIC AEROSPACE & ELECTRONICS, INC.

                                  COMMON STOCK

     This Prospectus relates to up to 1,061,500 shares of common stock, $.001 par value per share (the "Common Stock"), of Pacific Aerospace & Electronics, Inc., a Washington corporation (the "Company"), offered by certain shareholders of the Company (the "Selling Shareholders"). The offered shares are comprised of
(a) 524,000 shares of Common Stock (the "Shares") sold by the Company to certain of the Selling Shareholders in a private placement in November 1997 (the "Fall 1997 Offering"), and (b) 537,500 shares of Common Stock (the "Warrant Shares") issuable upon the exercise of Common Stock Purchase Warrants (the "Warrants") issued by the Company to certain of the Selling Shareholders in three separate transactions in May 1996, June 1997 and December 1997, respectively.

     The Selling Shareholders may offer the Shares and the Warrant Shares pursuant to this Prospectus (the "Offering") from time to time in transactions
(a) through the Nasdaq National Market System ("Nasdaq NMS"), (b) in privately negotiated transactions, (c) through the writing of options on the Shares or Warrant Shares, or (d) through a combination of such methods of sale, at fixed prices that may be changed, at prevailing market prices, at prices relating to such prevailing market prices, or at negotiated prices. The Company will not receive any of the proceeds from the sale of the Shares or Warrant Shares by the Selling Shareholders, although the Company will receive the proceeds from the exercise of the Warrants, when and if they are exercised. See "Selling Shareholders" and "Plan of Distribution."

     All of the Shares and the Warrant Shares were "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), before their registration under the Registration Statement of which this Prospectus is a part (the "Registration Statement"). This Prospectus has been prepared so that future sales of the Shares or Warrant Shares by the Selling Shareholders will not be restricted under the Securities Act. In connection with any sales, the Selling Shareholders and any brokers participating in such sales may be deemed to be "underwriters" within the meaning of the Securities Act. See "Selling Shareholders."

     The Common Stock is quoted on the Nasdaq NMS under the symbol "PCTH." On December 18, 1997, the closing sale price for the Common Stock, as reported on the Nasdaq NMS, was $4.7813 per share.

      SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                        --------------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

No person is authorized in connection with any offering made by this Prospectus to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares or Warrant Shares offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the Shares or Warrant Shares offered by this Prospectus to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made by this Prospectus shall under any circumstances imply that the information contained in this Prospectus is correct as of any date subsequent to the date hereof.

                               -------------------

                                TABLE OF CONTENTS

                                                                            Page

     Available Information.....................................................3
     Incorporation of Certain Documents by Reference...........................3
     Risk Factors..............................................................5
     Selling Shareholders ....................................................11
     Plan of Distribution.....................................................14
     Indemnification for Securities Act Liabilities...........................15
     Legal Matters............................................................15
     Experts..................................................................15

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance with the Exchange Act. The Company has also filed with the Commission a Registration Statement under the Securities Act with respect to the Shares and the Warrant Shares. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares and Warrant Shares offered by this Prospectus, reference is made to the Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the reports and other information filed pursuant to the Exchange Act may be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement and the reports and other information filed pursuant to the Exchange Act may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 on the payment of the fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. Its address is http://www.sec.gov. Copies of such documents may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company will provide without charge to each person who receives a copy of this Prospectus, on written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated). Requests should be directed to Pacific Aerospace & Electronics, Inc., 434 Olds Station Road, Wenatchee, Washington 98801, Attention: Nick A. Gerde, (509) 664-8000.

     The following documents filed with the Commission by the Company are incorporated by reference into this Prospectus:

     (1) the Company's Annual Report on Form 10-KSB for the fiscal year ended May 31, 1997;

     (2)  the Company's current report on Form 8-K dated June 23, 1997;

     (3) the Company's Quarterly Report on Form 10-QSB for the three-month period ended August 31, 1997;

     (4)  the Company's current report on Form 8-K dated December 2, 1997;

     (5) all other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year ended May 31, 1997; and

     (6) the description of the capital stock contained in the Company's Registration Statement on Form 8-B filed with the Commission on February 6, 1997.

     All documents filed with the Commission by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of this Offering shall be deemed incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed modified, superseded or replaced for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any later-filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this Prospectus.

     The Company's principal offices are located at 434 Olds Station Road, Wenatchee, Washington 98801, and its telephone number is (509) 664-8000.

                                  RISK FACTORS


     Forward-looking statements in this Prospectus, or in the documents incorporated by reference, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties related to the Company's operations. These risks and uncertainties include, but are not limited to, the following risk factors, and actual results could differ materially from those projected in the forward-looking statements as a result of those risk factors.

     Past History of Net Losses. While the Company reported net profit of $811,000 in the first quarter of fiscal 1998 and $1,682,000 in fiscal 1997, it reported net losses of $1,411,000 in fiscal 1995 and $999,000 in fiscal 1996, and has not demonstrated a continuing ability to achieve substantial profitable operations. The Company's ability to maintain profitable operations in the future will depend on many factors, including the Company's ability to assimilate its recent and proposed future acquisitions and to finance its subsidiaries' production, the degree of market penetration of its products, its ability to develop new products, the degree of market acceptance of new products, and the level of competition in the markets in which the Company operates. The Company's orders and backlog are growing, and the Company must spend more to support a higher level of inventory and operations. These requirements will affect cash flow and results of operations over the short term and could result in significant future losses if expected growth is not sustained.

     Acquisition Risks. As part of its business strategy, the Company has recently grown rapidly as a result of several acquisitions that have placed, and will continue to place, a significant strain on its management, financial and other resources. Past and future acquisitions may subject the Company to many risks, including risks relating to integrating and managing the operations and personnel of acquired companies, and maintaining and implementing uniform standards, controls, procedures and policies. The success of future acquisitions will depend, in part, upon the Company's ability to assess and manage the risks typically associated with acquisitions, including the risks of assessing the value, strengths, and weaknesses of acquisition candidates or new products, possible diversion of management attention from the Company's existing businesses, reduction of cash, disruption of product development cycles, dilution of earnings per share, or other factors. A failure to achieve or sustain the anticipated benefits of any acquisition could result in that acquisition having a detrimental effect on the Company's results of operations, cash flow and financial condition.

     Collection of Bridge Loans. The Company recently announced that it would not be forming its proposed information technology group and that it was terminating letters of intent with the four companies proposed to be acquired to form that group. As of December 18, 1997, the Company had made bridge loans, in the aggregate principal amount of $5,797,772, to three of the companies originally under consideration for inclusion in the proposed information technology group, and had guaranteed a $1,300,000 bank line of credit to one of those companies. Each of those companies is currently pursuing alternative financing sources, and the Company has agreed with one of the borrowing companies to forbear from instituting legal action if it makes specified payments to the Company from the proceeds of its alternative financing. However, there is no assurance that the Company will be able to collect any or all of those loans. The failure of one or more of those companies to repay its loans could have a detrimental effect on the Company's cash flow and financial condition.

     Dependence on Significant Customers. The Cashmere Manufacturing Co., Inc. subsidiary of the Company ("Cashmere") depends almost entirely on sales to The Boeing Company ("Boeing"). As a result of this dependence on Boeing, general economic conditions and events affecting Boeing, all of which are outside the Company's control, may have a significant impact on Cashmere's sales and consequently on the Company's overall results of operations. Cashmere has entered into contracts with Boeing that extend beyond one year to supply parts at fixed prices. Accordingly, aluminum or other metal price increases or other cost increases can adversely affect Cashmere's margins on the sale of those parts. In addition, Boeing has considerable flexibility under its contract with Cashmere to reduce its level of orders or to cease ordering products from Cashmere. Similarly, the Company's Morel Industries, Inc. subsidiary ("Morel") depends on sales to PACCAR Inc. and its Kenworth and Peterbilt divisions (collectively, "PACCAR"). PACCAR has no contractual obligation to continue to place orders for Morel's products. Both Cashmere and Morel have developed and are implementing strategies intended to decrease their reliance on sales to these primary customers. However, there is no assurance that either Cashmere or Morel can successfully reduce its reliance on Boeing and PACCAR, respectively, to a degree that will protect the Company if sales to these primary customers decrease unexpectedly.

     Possible Need for Additional Capital. The Company believes that the net proceeds from its February 1997 private offering of Preferred Stock, its recent convertible note offering, and the Fall 1997 Offering, together with its new credit facility with Key Bank of Washington and internally generated funds, will be sufficient to meet the Company's currently budgeted working capital requirements for at least the next 12 months. The Company's actual capital needs, however, will depend on many factors, including the amount of revenue generated from operations, the cost of increasing the Company's sales and marketing activities, the ability of third-party suppliers to meet product commitments, future acquisitions, and the continuing availability of bank financing, none of which can be predicted with certainty. The Company may receive additional funds upon the exercise of outstanding warrants and stock options, but there is no assurance that any such warrants or stock options will be exercised. As a result of these factors, the Company is unable to predict accurately the amount or timing of future capital that it will need. The inability to obtain additional capital if and when needed could materially and adversely affect the Company's business and results of operations.

     Competition. The Company operates in highly competitive markets. Most of its competitors have greater financial resources, broader experience, better name recognition and more substantial marketing operations than does the Company, and represent substantial long-term competition. The industries in which the Company currently competes are characterized by ongoing product development efforts and evolving technology, and success depends in part on the ability to gain a competitive advantage through proprietary technology. Although the Company believes that its proprietary technology may give it a competitive advantage with respect to its technology-based products, new developments by competitors are expected to continue. The Company's competitors may develop products that are viewed by customers as more effective or more economic than the Company's product lines. The Company may not be able to compete successfully against current and future competitors, and the competitive pressures faced by the Company may materially adversely affect the Company's business and results of operations.

     Technological Change; Development of New Products. The market for the Company's products is characterized by steadily evolving technology and industry standards, changes in customer needs, and new product introductions. The Company's success will depend on its ability to enhance its current products, develop new products that meet changing customer needs, advertise and market its products, and respond to evolving industry standards and other technological changes on a timely and cost-effective basis. The Company may not succeed in developing new products or enhancing its existing products on a timely basis, and such new products or enhancements may not achieve market acceptance. Furthermore, from time to time the Company and others may announce new products, enhancements or technologies that have the potential to replace or render the Company's existing products obsolete. Any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences, the introduction of new products or enhancements by others, or any significant delays in the development or introduction of new products by the Company, could have a material adverse effect on the Company's business, results of operations and financial condition.

     Dependence on Key Personnel. The Company's success depends significantly on Donald A. Wright, the Company's Chief Executive Officer and President, and a small number of other senior management and operational personnel. The loss of the services of any of these employees could have a material adverse effect on the Company's ability to achieve its business objectives. The Company has key man life insurance policies on the life of Mr. Wright in the total amount of $3 million. The Company's growth and future success will depend in large part on its ability to attract and retain additional senior managers and highly skilled personnel to provide management and technological depth and support, to enhance and market its existing products and to develop new products. Competition for skilled management, technical, marketing and sales personnel is intense. There is no assurance that the Company will be successful in attracting and retaining the key management, technical, marketing and sales personnel needed to support its business and its recent and future acquisitions, and its failure to do so would materially and adversely affect the Company's business and results of operations.

     Reliance on Proprietary Technology. The Company regards elements of its technology as proprietary and relies primarily on a combination of patent, trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection methods to protect its proprietary technology. The Company has 33 U.S. patents, one U.S. patent application allowed, two U.S. patent applications pending, one Canadian patent application pending, and one European patent application allowed relating to certain of its technology and products.

          Patent Issuance, Enforceability and Expiration. There is no assurance that the Company's patent applications will result in issued patents, that the Company's existing patents or any future patents will give the Company any competitive advantages for its products or technology, or that, if challenged, the Company's patents will be held valid and enforceable. The Company's issued patents expire at various times over the next 18 years, with 17 patents expiring over the next five years. Although the Company believes that the manufacturing processes of much of its patented technology, particularly the technology used by the Company's Pacific Coast Technologies, Inc. subsidiary, are sufficiently complex that competing products made with the same technology are unlikely, there is no assurance that the Company's competitors will not design competing products using the same or similar technology after these patents have expired.

          Limits on Protection. Despite the precautions taken by the Company, unauthorized parties may attempt to copy aspects of the Company's products or obtain and use information that the Company regards as proprietary, and existing intellectual property laws give only limited protection. Policing violations of such laws is difficult. The laws of certain countries in which the Company's products are or may be distributed do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There is no assurance that these protections will be adequate or that the Company's competitors will not independently develop similar technology, gain access to the Company's trade secrets or other proprietary information, or design around the Company's patents. In fiscal 1996, the Company settled patent infringement litigation instituted by a competitor by purchasing two patents and granting the competitor a license to use the patents. The Company may be required to enter into other costly litigation to enforce its intellectual property rights or to defend infringement claims by others. Such infringement claims could require the Company to license the intellectual property rights of third parties. There is no assurance that such licenses would be available on reasonable terms, or at all.

     Environmental Matters. The Company is subject to federal, state and local laws, regulations and ordinances concerning solid waste disposal, hazardous materials storage, use and disposal, air emissions, waste water disposal, employee health and other environmental matters (together, "Environmental Laws"). Proper waste disposal and environmental regulation are major considerations for the Company because certain metals and chemicals used in its manufacturing processes are classified as hazardous substances. As a generator of hazardous materials, the Company is subject to financial exposure even if it fully complies with these laws. Environmental Laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. There is no assurance that any present or future noncompliance with Environmental Laws will not have a material adverse effect on the Company's results of operations or financial condition.

          Morel. Since the Company acquired Morel in December 1995, the Company has initiated an environmental compliance program for the Morel facility, which includes obtaining all permits necessary for that facility to operate in compliance with applicable Environmental Laws. As part of this program, in January 1996 Morel obtained a permit to discharge air emissions and in April 1997, the State of Washington issued a temporary waste water and storm water permit to Morel. Although the Company believes that final permits will be issued, there is no assurance that final permits will be issued, and the failure to obtain these permits would have a material adverse effect on the Company.

          NTI. Since the Company's acquisition of its Northwest Technical Industries, Inc. subsidiary ("NTI") in April 1997, the Company has been conducting an assessment of NTI's environmental compliance, including assessment of the possible need for permits to discharge air emissions and storm water.

          Effect of Non-Compliance. From time to time, the Company's operations may result in noncompliance with Environmental Laws. If Environmental Laws are violated, the Company could be liable for damages and for the costs of remedial actions and could also be subject to revocation of permits needed to conduct its business. Any such revocation could require the Company to cease or limit production at one or more of its facilities, which could have a material adverse effect on the Company.

     Government Regulation. Certain of the Company's products are manufactured and sold under United States government contracts or subcontracts. As with all companies that provide products or services to the federal government, the Company is directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Certain of these government regulations relate specifically to the vendor-vendee relationship with the government, such as the bidding and pricing rules. Under regulations of this type, the Company must observe certain pricing restrictions, produce and maintain detailed accounting data, and meet various other requirements. The Company is also subject to many regulations affecting the conduct of its business generally. For example, the Company must adhere to federal acquisition requirements and standards established by the Occupational Safety and Health Act relating to labor practices and occupational safety standards. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts, or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

     Availability and Cost of Materials. The Company does not have fixed price contracts or arrangements for all of the raw materials and other supplies it purchases. The Company generally has readily available sources of raw materials and other supplies it needs to manufacture its products and, where possible, the Company maintains alternate sources of supply. However, shortages of, and price increases for, certain raw materials and supplies used by the Company have occurred in the past and may occur in the future. Future shortages or price fluctuations could have a material adverse effect on the Company's ability to manufacture and sell its products in a timely and cost-effective manner.

     Product Liability. The Company is subject to the risk of product liability claims and lawsuits for harm caused by products of the Company. The Company maintains product liability insurance with a maximum coverage of $2 million. However, there is no assurance that the Company's insurance will be sufficient to cover any claims that may arise. A successful product liability claim in excess of the Company's insurance coverage could have a material adverse effect on the Company.

     Shares Eligible for Future Sale. The sale of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Company's Common Stock. As of December 18, 1997, the Company had 12,198,707 shares of Common Stock outstanding.

     The Company has filed a Form S-3 Registration Statement covering the resale of up to 2,172,690 shares of Common Stock issuable upon conversion of certain convertible notes issued by the Company in August 1997 (the "Convertible Notes"), which the Company has requested to have declared effective on December 31, 1997. Upon exercise of the Warrants and conversion of the Convertible Notes, the Company will have a total of 14,908,897 outstanding shares of Common Stock, assuming that (a) the Convertible Notes are fully converted into the entire 2,172,690 shares being registered under the above-referenced Registration Statement, (b) the Warrants are fully exercised, (c) none of the Company's outstanding stock options or other warrants are exercised, and (d) no additional shares of Common Stock are issued. Of that total, 14,426,407 shares will be publicly traded or unrestricted, and 482,490 shares will be subject to certain restrictions on resale or vesting, assuming no changes from their current status.

     Additionally, at December 18, 1997, the Company had:

     a. up to 2,975,000 shares of Common Stock that remain reserved for issuance under the Company's Amended and Restated Stock Incentive Plan (as amended by Amendment No. 1), and registered for issuance on Form S-8 Registration Statements, under which 1,263,616 shares of Common Stock are subject to outstanding options granted under the plan;

     b. up to 160,000 shares of Common Stock issuable upon exercise of outstanding non-public warrants held by employees, which have been registered for issuance on a Form S-8 Registration Statement;

     c. up to 277,794 shares of Common Stock issuable upon conversion of 7,950 outstanding shares of the Company's Series A Convertible Preferred Stock, assuming an exercise price of $3.49 per share, the resale of which shares has been registered on a Form S-3 Registration Statement;

     d. up to 2,845,000 shares of Common Stock remaining issuable upon exercise of the Company's publicly-traded warrants, and certain other warrants issued to underwriters and a lender of the Company, and the resale of up to 370,900 of those shares and certain of those warrants, covered by the Company's Post-Effective Amendment No. 1 to a Registration Statement on Form SB-2;

     e. up to 68,041 shares of Common Stock reserved but unissued under the Company's Independent Director Stock Plan, which have been registered for issuance on a Form S-8 Registration Statement;

     f. up to 1,000,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan, of which no shares have been issued to date; and

     g. approximately 217,054 shares of Common Stock issuable in a private placement upon the consummation of the Company's proposed acquisition of Olympic Tool & Engineering, Inc.

                              SELLING SHAREHOLDERS


     The Selling Shareholders are offering 1,061,500 shares of Common Stock under this Prospectus. Of these, (a) 524,000 shares of Common Stock (the "Shares") were sold by the Company to certain of the Selling Shareholders in a private placement in November 1997 (the "Fall 1997 Offering"), and (b) 537,500 shares of Common Stock (the "Warrant Shares") are issuable upon the exercise of Common Stock Purchase Warrants (the "Warrants") issued to certain of the Selling Shareholders in three separate transactions in May 1996, June 1997 and December 1997, respectively. The Fall 1997 Offering was made pursuant to the exemption from registration contained in Rule 506 of Regulation D under the Securities Act. The Warrants were issued, and the Warrant Shares are issuable upon exercise, pursuant to Section 4(2) of the Securities Act. See "Description of the Warrants - Issuance History." Of the Warrant Shares, (a) 125,000 shares are exercisable at $3.75 per share, (b) 37,500 shares are exercisable at $4.80 per share, and (c) 375,000 are exercisable at $4.6875 per share. As of the date of this Prospectus, none of the Warrants had been exercised. See "Description of the Warrants Number; Exercise Price."

     Each Selling Shareholder has represented to the Company that it purchased the Shares, or accepted the Warrants, for investment purposes, with no present intention of distribution. However, because the Selling Shareholders may wish to be legally permitted to sell the Shares and Warrant Shares when they deem appropriate, the Company has filed the Registration Statement with respect to the resale of the Shares and Warrant Shares according to the plan of distribution described in this Prospectus. See "Plan of Distribution."

     After completion of this Offering, no Selling Shareholder will own any shares of Common Stock if all of the Shares and Warrant Shares offered by this Prospectus are sold, except as shown on the following chart, assuming that no Selling Shareholder buys any other shares of Common Stock after the date of this Prospectus. No Selling Shareholder has held any position or office or has had any other material relationship with the Company or any of its affiliates within the past three years, except that (a) Robert L. Smith was a director of the Company until his death in May 1997 and provided short-term financing to the Company in May 1996, (b) David A. Noyes & Company ("Noyes") and the Company are parties to a June 1997 financial services agreement, (c) Gregory K. Smith was a director of the Company from October 1996, until his resignation in June 1997, and during a portion of such period was employed with Noyes, (d) Richard Cross and Nestor Wiegand were employed with Noyes when their Warrants were issued, and Mr. Cross is still employed with Noyes, and (e) Dominick & Dominick, Incorporated ("Dominick") and the Company are parties to an August 1997 financial services agreement.

     The following table sets forth the names of the Selling Shareholders and the number of Shares held by each of them or Warrant Shares issuable to each of them, to the best of the Company's knowledge. The table also shows the maximum number of Shares or Warrant Shares being offered by each of them under this Prospectus, to the best of the Company's knowledge, and the number of shares of Common Stock to be held by each of them, if any, after this Offering.

                                    Beneficial                    Maximum Shares                    Beneficial
Name and Address of Selling      Ownership Before                  or Warrants                   Ownership After
Shareholders                     the Offering (1)     % (2)     Shares Offered (1)    % (2)        the Offering         %
==============================================================================================================================
Pensionskasse der                    320,000          2.64%          320,000        2.62%               0               --
Siemens-Gesellschaften in
der Schweiz
Freilagerstr. 40,
PO Box CH-8047
Zurich, Switzerland

Capital International                204,000 (3)      1.67%          200,000        1.65%           4,000 (3)           *
Fund, Ltd.
c/o LYSYS AG
Gessnerallee 38
PO Box CH-8023
Zurich, Switzerland

Peter Richner                          4,000             *             4,000           *                0               --
c/o LYSYS AG
Gessnerallee 38
PO Box CH-8023
Zurich, Switzerland

Estate of Robert L. Smith             42,500 (4)         *            37,500           *            5,000               --
c/o Richard Smith,
Executor
1232 Rucher
Everett, WA 98201

David A. Noyes &                      50,000 (5)         *            50,000           *                0               --
Company
208 South LaSalle St.
Chicago, IL 60604

Gregory K. Smith                      52,900 (5) (6)     *            50,000           *            2,900                *
208 South LaSalle St.
Chicago, IL 60604

Richard Cross                         20,000 (5)         *            20,000           *                0               --
208 South LaSalle St.
Chicago, IL 60604

Nestor Wiegand                         5,000 (5)         *             5,000           *                0               --
208 South LaSalle St.
Chicago, IL 60604

Dominick & Dominick,                 375,000 (7)      3.07%          375,000        3.07%               0               --
Incorporated
Financial Square
32 Old Slip
New York, NY 10003

TOTAL                              1,073,400          8.80%        1,061,500        8.70%          11,900                *

-----------

*    Less than 1%.

(1) Assumes exercise of all of the Warrant Shares at the applicable Exercise Price.

(2) Based on total Common Stock of 12,198,707 shares outstanding on December 18, 1997.

(3) Includes 4,000 shares of Common Stock owned of record by Capital International Fund, Ltd. before the Fall 1997 Offering.

(4) Comprised of (a) 5,000 shares of Common Stock issuable upon the exercise of warrants issued to Mr. Smith in the Company's July 1996 registered public offering and (b) the Warrant Shares issuable upon the exercise of the Smith Warrant, which are being offered for resale under this Prospectus. See "Description of the Warrants - Number; Exercise Price."

(5) Warrant Shares issuable upon the exercise of the Warrants held by Noyes, Mr. Gregory Smith, Mr. Cross and Mr. Wiegand (collectively, the "Noyes Warrants"), which Warrant Shares are being offered for resale under this Prospectus. See "Description of the Warrants - Number; Exercise Price."

(6) Includes 2,900 shares of Common Stock issued to Gregory Smith under the Company's Independent Director Plan when Mr. Smith was a director of the Company, in addition to the Warrant Shares issuable upon the exercise of the Noyes Warrant held by Mr. Smith. See "Description of the Warrants - Number; Exercise Price."

(7) Warrant Shares issuable upon the exercise of the Dominick Warrant, which are being offered for resale under this Prospectus. See "Description of the Warrants - Number; Exercise Price."

Description of the Warrants

     Number; Exercise Price. The Selling Shareholders who hold Warrants, and who elect to exercise their Warrants in full, will receive upon such exercise and payment of the Exercise Price, the number of Warrant Shares shown below:

                                                                       Exercise
                                                                       Proceeds
Date                                             Warrant   Exercise     to the     Expiration
Issued     Warrant Holder                         Shares    Price       Company       Date
------------------------------------------------------------------------------------------------
5/22/96    Estate of Robert L. Smith              37,500     $4.80      $180,000     5/22/01
6/3/97     David A. Noyes &                       50,000     $3.45      $172,500      6/3/02
           Company
6/3/97     Gregory K. Smith                       50,000     $3.45      $172,500      6/3/02
6/3/97     Richard Cross                          20,000     $3.45       $69,000      6/3/02
6/3/97     Nestor Wiegand                          5,000     $3.45       $17,250      6/3/02
12/1/97    Dominick & Dominick,                  375,000     $4.6875  $1,757,813      6/1/98
           Incorporated
                                                 -------              ----------
           Totals                                537,500              $2,369,063

As of the date of this Prospectus, none of the Warrants had been exercised.

     Issuance History. The Company issued the Warrant held by the Estate of Robert L. Smith (the "Smith Warrant") to Mr. Smith in May 1996 in connection with a bridge loan made to the Company by Mr. Smith prior to the Company's July 1996 registered public offering. The Company issued the Noyes Warrants to Noyes, Mr. Gregory Smith, Mr. Cross and Mr. Wiegand in June 1997, pursuant to a June 1997 agreement for Noyes to provide financial services to the Company. The Company issued the Warrant held by Dominick (the "Dominick Warrant") on December 1, 1997 pursuant to an August 1997 financial services agreement between Dominick and the Company.

     Certain Provisions. Each of the Warrants are subject to provisions that protect the holders against dilution by adjustment of the number of shares that may be purchased by the holders. Such adjustment will occur in the event, among others, that the Company makes certain distributions to holders of its Common Stock. The Company is not required to issue fractional shares upon the exercise of the Warrants. No holder of the Warrants will possess any rights as a shareholder of the Company until such holder exercises such warrant. The above discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provisions of the applicable warrant agreements and certificates, each of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Use of Exercise Proceeds. The Company intends to use the proceeds from exercise of the Warrants, when and if they are exercised, primarily in connection with acquisitions, working capital or other corporate purposes. The Company will receive no cash as the result of the registration of the Shares or Warrant Shares, or from any subsequent resale of the Shares or Warrant Shares by the Selling Shareholders


                              PLAN OF DISTRIBUTION

     The Selling Shareholders may resell the Shares or Warrant Shares from time to time in transactions (a) on the Nasdaq NMS, (b) in privately negotiated transactions, (c) by writing options on the Shares or Warrant Shares, or (d) by a combination of such methods, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The Selling Shareholders may sell the Shares or Warrant Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the buyers of the Shares or Warrant Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Any broker-dealer may act as a broker-dealer on behalf of the Selling Shareholders in connection with the offering of certain of the Shares or Warrant Shares by the Selling Shareholders.

     In addition, any of the Shares or Warrant Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold in transactions complying with that Rule, rather than pursuant to this Prospectus. There is no assurance (a) that the Selling Shareholders holding Shares will sell any or all of the Shares, or (b) that the Selling Shareholders holding Warrant Shares will exercise any or all of the Warrants, or sell any or all of the Warrant Shares, under this Prospectus.

     The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares or Warrant Shares under this Prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Shares or Warrant Shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company will not receive any proceeds from sales of the Shares or the Warrant Shares sold by the Selling Shareholders, although it will receive the proceeds from the exercise of the Warrants, when and if they are exercised. See "Selling Shareholders." The Company has agreed to pay all expenses (other than any underwriting costs, selling commission and fees and certain expenses of counsel and other advisors to the Selling Shareholders) in connection with the registration of the Shares and Warrant Shares.


                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Company has agreed to indemnify the Selling Shareholders who hold the Shares, and those Selling Shareholders have agreed to indemnify the Company, against certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

     The validity of the issuance of the Shares, the validity of the issuance of the Warrant Shares when and if the Warrants are exercised, and certain other related legal matters, have been passed upon for the Company by Stoel Rives LLP of Seattle, Washington.


                                     EXPERTS

     The Company's consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Moss Adams LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in this Prospectus and the Registration Statement in reliance upon the authority of said firm as experts in giving said reports.